04002496

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~17574~~ 53256

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DESJARDINS SECURITIES INTERNATIONAL INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Complexe Desjardins, East Tower, 15th Floor
(No. and Street)

Montreal	Canada	H5B 1J2
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SAMSON BELAIR/DELOITTE & TOUCHE S.E.N.C.R.L.
(Name – *if individual, state last, first, middle name*)

1 Place Ville-Marie, Suite 3000,	Montreal	Canada	H3B 4T9
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2004
THOMSON FINANCIAL

RECEIVED
FEB 27 2004
187
PROCESSING SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3-18-2004

OATH OR AFFIRMATION

I, Jean-Luc Brunet, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DESJARDINS SECURITIES INTERNATIONAL INC., as of December 31st, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Commissaire à l'Assermentation
FRANCINE VACHON
58,217
Tous les Districts Judiciaires du Québec et du Canada

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial statements and supplemental information of

DESJARDINS SECURITIES INTERNATIONAL INC.

December 31, 2003 and 2002

DESJARDINS SECURITIES INTERNATIONAL INC.
Table of contents

Deloitte.

Samson Bélair/Deloitte & Touche s.e.n.c.r.l.
1 Place Ville Marie
Suite 3000
Montreal QC H3B 4T9
Canada

Tel: (514) 393-7115
Fax: (514) 390-4111
www.deloitte.ca

Independent auditors' report

To the Stockholder of
Desjardins Securities International Inc.

We have audited the accompanying balance sheets of Desjardins Securities International Inc. (the "Company") as at December 31, 2003 and 2002 and the related statements of income, retained earnings and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the *Security Exchange Act of 1934*. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The following supplemental schedules of Desjardins Securities International Inc. as of December 31, 2003 and 2002, are presented for the purpose of additional analysis and are not a required part of the financial statements, but are supplementary information required by Rule 17a-5 under the *Securities Exchange Act of 1934*:

- Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1 under the *Securities Exchange Act of 1934*;
- Information relating to Control Requirements for Brokers and Dealers pursuant to Rule 15c3-3 under the *Securities Exchange Act of 1934*.

These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the financial statements taken as a whole.

Samson Bélair/Deloitte & Touche s.e.n.c.r.l.

January 30, 2004

DESJARDINS SECURITIES INTERNATIONAL INC.

Statements of income and retained earnings

years ended December 31, 2003 and 2002
(in US dollars)

	2003	2002
	$	$
Revenue		
Fees	**53,011**	320,000
Commissions and trading gains	**718,320**	55,011
Foreign exchange gain	**45,289**	9,951
Interest	**1,466**	1,742
	818,086	386,704
Expenses		
Salaries and fringe benefits	**367,467**	201,488
Other operating and administrative expenses	**262,166**	248,475
Depreciation - fixed assets	**5,579**	3,892
	635,212	453,855
Income before taxes (loss)	**182,874**	(67,151)
Income taxes (Note 5)		
Current	**85,938**	-
Future	**(57,230)**	-
	28,708	-
Net income (loss)	**154,166**	(67,151)
Deficit, beginning of year	**(147,009)**	(79,858)
Retained earnings (deficit) end of year	**7,157**	(147,009)

(See notes to financial statements)

DESJARDINS SECURITIES INTERNATIONAL INC.

Balance sheets

as at December 31, 2003 and 2002
(in US dollars)

	2003	2002
	$	$
Assets		
Cash	**914,824**	459,480
Amount receivable from parent company, without interest and terms of repayment	**-**	38,443
Due from brokers and financial institutions	**355,044**	130,042
Other receivables	**10,556**	9,724
Refundable tax credit	**46,803**	82,810
Fixed assets (Note 3)	**5,303**	12,035
Future income taxes (Note 5)	**57,230**	-
Other assets	**3,000**	6,864
	1,392,760	739,398
Liabilities		
Advances from parent company, without interest and terms of repayment	**329,909**	-
Due to brokers and financial institutions	**-**	3,150
Accounts payable and accrued liabilities	**261,406**	180,633
Income taxes payable	**91,664**	-
	682,979	183,783
Stockholder's equity (Note 4)	**709,781**	555,615
	1,392,760	739,398

(See notes to financial statements)

Approved by the Board

.... Director

.... Director

DESJARDINS SECURITIES INTERNATIONAL INC.

Statements of cash flows

years ended December 31, 2003 and 2002
(in US dollars)

	2003	2002
	$	$
Operating activities		
Net income (loss)	**154,166**	(67,151)
Item not affecting cash		
Depreciation of fixed assets	**5,579**	3,892
Depreciation of other assets	**3,864**	-
Future income taxes	**(57,230)**	-
	106,379	(63,259)
Net change in operating capital items		
Due from and to brokers and financial institutions	**(228,152)**	(126,892)
Other receivables	**(832)**	(691)
Refundable tax credit	**36,007**	(47,045)
Accounts payable and accrued liabilities	**80,773**	163,858
Income taxes payable	**91,664**	-
	85,839	(74,029)
Investing activities		
Advances from parent company (reimbursement)	**368,352**	(103,280)
Acquisition of fixed assets net of tax credit	**1,153**	(9,806)
Other assets	**-**	3,567
	369,505	(109,519)
Financing activities		
Issue of capital stock	**-**	325,924
Increase in cash	**455,344**	142,376
Cash, beginning of year	**459,480**	317,104
Cash, end of year	**914,824**	459,480

(See notes to financial statements)

1. Description of the business

The Company, incorporated January 24, 2001 under the *Canada Business Corporations Act,* is a full-service securities broker. On January 29, 2002, the Company changed its name from 3858839 Canada Inc. to Desjardins Securities International Inc. Business operations commenced in July 2002.

The Company is a member of the National Association of Securities Dealers and is registered as a broker-dealer with the Securities and Exchange Commission.

2. Significant accounting policies

Fixed assets

Fixed assets are recorded for at cost less accumulated depreciation. Depreciation is calculated over the useful lives of the assets using the straight-line method for a period of three to five years.

Commissions and trading gains

Commissions and trading gains are recorded on a trade-date basis as securities transactions occurs.

Income taxes

The Company follows the liability method of accounting for income taxes. Under this method, deferred tax assets are recognized based on the future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax basis, using the expected income tax rates for the years in which the differences are expected to reverse. A valuation allowance is provided for the amount of deferred tax assets which are not considered more likely than not to be realized.

Foreign currency transactions

Monetary assets and liabilities are translated in U.S. dollars at the rate of exchange in effect at year-end. Non-monetary assets and liabilities, capital stock issued and revenue and expenses are translated at the exchange rate in effect at the transaction date. Gains or losses resulting from foreign currency transactions are included in net income.

Use of estimates

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(in US dollars)

3. Fixed assets

	2003			2002
	Cost	Accumulated depreciation	Net book value	Net book value
	$	$	$	$
Computer equipment	**14,949**	**9,646**	**5,303**	12,035

4. Stockholder's equity

	2003	2002
	$	$
Capital stock (1,075,000 Class A shares) (2001 - 575,000)	**702,624**	702,624
Retained earnings (deficit)	**7,157**	(147,009)
	709,781	555,615

Authorized

An unlimited number of voting and participating Class A shares, without par value

An unlimited number of Class B shares, non-voting, participating, convertible into Class D shares, without par value

An unlimited number of Class C shares, voting, non-participating, without par value

An unlimited number of Class D shares, non-voting, non-participating, with a non-cumulative dividend of 1% per month, without par value

An unlimited number of Class E shares, non-voting, non-participating, with a non-cumulative dividend of 1% per month, without par value

An unlimited number of Class F shares, non-voting, non-participating, with a non-cumulative dividend of 8% per year, without par value

An unlimited number of Class G shares, non-voting, non-participating, with a non-cumulative dividend of 8% per year, without par value

During 2002, the Company issued 500,000 Class A shares in exchange for $325,924 in cash.

(in US dollars)

5. Income taxes

Earnings are subject to federal and provincial income taxes. The effective tax rate on earnings varies from one year to the next according to the changes in the combined statutory income tax rate. The provision for income taxes in the statement of earnings differs from the amount that would have been computed by applying the Canadian statutory income tax rate as a result of the following:

	2003	2002
	$	$
Income taxes at the combined statutory rate of 38.02%	69,492	-
Change in income taxes resulting from the following:		
Non-taxable foreign currency gain	(17,210)	-
Prior years tax benefit	(59,500)	-
Non-deductible expenses and other elements	35,926	-
	28,708	-

Future income tax assets are as follows:

	2003	2002
	$	$
Fixed assets	1,562	-
Other assets	1,346	-
Accounts payable and accrued liabilities	54,322	-
	57,230	-

(in US dollars)

6. Related party transactions

The Company is a wholly-owned subsidiary of Desjardins Securities Inc., which is an entity of the Mouvement des caisses Desjardins du Québec. During the year, the Company entered into transactions with its parent company and with entities of Mouvement des caisses Desjardins du Québec in the normal course of business. These transactions are recorded at the exchange value.

Transactions and balances with related parties are as follows:

	2003	2002
	$	$
Fees (parent company)	**53,011**	320,000
Revenue - interest	**4,255**	1,742
Cash	**318,988**	12,629
Amount receivable from parent company	**20,070**	38,443
Advances from parent company	**329,909**	-

7. Financial instruments

Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value. Assets, including cash and due from brokers and financial institutions and receivables are carried at fair value or contracted amounts which approximates fair value. Similarly, liabilities are carried at fair value or contracted amounts approximating fair value.

8. Contingencies

The Company is the subject of mediations related to two employment conflicts. Management is of the opinion that an adequate provision has been taken with respect to those situations. Any additional amount the Company may have to pay will be expensed in the current year.

9. Net capital requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rules 15c3-1, which requires the maintenance of minimum net capital equal to the greater of $100,000 (December 31, 2002 - $100,000) or 6 2/3% of aggregate indebtedness, both as defined by the Rule. The ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. As at December 31, 2003, the Company had net capital of $372,211 (December 31, 2002 - $274,004) which exceeds the required net capital of $100,000 (December 31, 2002 - $100,000) by $272,211 (December 31, 2002 - $174,004). The Company's ratio of aggregate indebtedness to net capital was 1.8349 to 1 as at December 31, 2003 (December 31, 2002 - 0.6707 to 1).

DESJARDINS SECURITIES INTERNATIONAL INC. Schedule I

Schedule of computation of net capital pursuant to SEC Rule 15c3-1

as at December 31, 2003 and 2002
(in US dollars)

	2003	2002
	$	$
Total stockholder's equity	**709,781**	555,615
Deduct non-allowable assets		
Amount receivable from parent company	**-**	38,443
Other deposits - due from brokers	**-**	75,000
Due from brokers and financial institutions	**181,113**	30,042
Other receivables	**10,556**	9,724
Refundable tax credit	**46,803**	82,810
Fixed assets	**5,303**	12,035
Future income taxes	**57,230**	-
Other assets	**3,000**	6,864
Total non-allowable assets	**304,005**	254,918
Other deductions	**33,565**	26,693
Net capital	**372,211**	274,004
Computation of aggregated indebtedness net capital requirement		
Required minimum net capital:		
The greater of $100,000 or 6 2/3% of aggregate indebtedness (December 31, 2002 - $100,000 or 6 2/3% of aggregate indebtedness)	**100,000**	100,000
Excess net capital	**272,211**	174,004
Ratio: Aggregate indebtedness to net capital	**1.8349**	0.6707

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2003 Part IIA FOCUS filing.

DESJARDINS SECURITIES INTERNATIONAL INC. Schedule II

Statement regarding SEC Rule 15c3-3

year ended December 31, 2003

The Company is exempt from Rule 15c3-3 of the Security and Exchange Commission under paragraph (k)(2)(ii) of that Rule.

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS

Deloitte.

Samson Bélair/Deloitte & Touche s.e.n.c.r.l.
1 Place Ville Marie
Suite 3000
Montreal QC H3B 4T9
Canada

Tel: (514) 393-7115
Fax: (514) 390-4111
www.deloitte.ca

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER CLAIMING AN EXEMPTION FROM SEC RULE 15c-3-3

To the Stockholder of
Desjardins Securities International Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Desjardins Securities International Inc. (the "Company") for the year ended December 31, 2003 (on which we issued our report dated January 30, 2004), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by rule 17a-5(g)(1) under the *Securities Exchange Act of 1934,* we have made a study of the practices and procedures followed by the Company (including tests of such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recording of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "SEC") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and may not be detected. Also, projections of any evaluation of the internal controls or of such practice and procedures of future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and may not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operations (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the *Securities Exchange Act of 1934* and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the *Securities Exchange Act of 1934* in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Sanson Belair / Deloitte & Touche sencrl

January 30, 2004